SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 11)

SMITH MICRO SOFTWARE, INC.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

832154108

(CUSIP Number)

December 31, 2016

(Date of Event Which Requires Filing of this Statement)

Check appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. 832154108	Schedule 13G/A	Page 2 of 5 Pages

1	NAME OF REPORTING PERSON S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON William W. Smith, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,798,509 shares
	6	SHARED VOTING POWER 0 shares
	7	SOLE DISPOSITIVE POWER 1,798,509 shares
	8	SHARED DISPOSITIVE POWER 0 shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,798,509 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 13.6%
12	TYPE OF REPORTING PERSON* IN

CUSIP No. 832154108	Schedule 13G/A	Page 3 of 5 Pages

Item 1. (a)	NAME OF ISSUER

Smith Micro Software, Inc.

Item 1. (b)	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

51 Columbia, Aliso Viejo, CA 92656

Item 2. (a)	NAME OF PERSON FILING:

William W. Smith, Jr.

Item 2. (b)	ADDRESS OF PRINCIPAL OFFICE

51 Columbia, Aliso Viejo, CA 92656

Item 2. (c)	CITIZENSHIP:

USA

Item 2. (d)	TITLE OF CLASS OF SECURITIES:

Common Stock, $0.001 par value

Item 2. (e)	CUSIP NUMBER:

832154108

Item 3.	Not applicable.

Item 4.	OWNERSHIP

(a)	Amount Beneficially Owned:

1,798,509 shares

(b)	Percent of Class:

13.6%*

*	Based on 12,297,954 shares outstanding, as reported by the issuer as of January 26, 2017, and determined in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended.

(c)	Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote: 1,798,509 shares*

CUSIP No. 832154108	Schedule 13G/A	Page 4 of 5 Pages

(ii) Shared power to vote or to direct the vote:
0 shares

(iii) Sole power to dispose or to direct the disposition of:
1,798,509 shares*

(iv) Shared power to dispose or to direct the disposition of:
0 shares

*	Includes (a) 850,000 shares issuable upon exercise of warrants issued on September 6, 2016 at an exercise price of $2.74 per share; (b) 455,028 shares held in the name of The William W. Smith, Jr. Revocable Trust, of which Mr. Smith is the trustee, and (c) 50,000 shares issuable to Mr. Smith upon the exercise of options that are currently exercisable or will become exercisable within 60 days after December 31, 2016. Does not include shares issuable upon optional conversion of interest under senior subordinated promissory notes issued on September 6, 2016, which interest is convertible on a quarterly basis during the term of the notes at $2.3825 per share at the option of the reporting person.

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

Not applicable.

Item 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

Not applicable.

Item 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

Not applicable.

Item 9.	NOTICE OF DISSOLUTION OF THE GROUP

Not applicable.

Item 10.	CERTIFICATION

Not applicable.

CUSIP No. 832154108	Schedule 13G/A	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2017

/s/ William W. Smith, Jr.
Signature

William W. Smith, Jr.
Name